

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 10, 2016

Andrew Warren
Senior Executive Vice President and
Chief Financial Officer
Discovery Communications, Inc.
One Discovery Place
Silver Spring, MD 20910

> **Re: Discovery Communications, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 18, 2016**
> **File No. 001-34177**

Dear Mr. Warren:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2015

Note 21. Reportable Segments, page 112

1. In the Business Section of your filing you identify and differentiate between your various network brands. We also note from your earnings calls and investor presentations that senior management frequently discusses principal network brands, in particular the Discovery Channel, TLC and Animal Planet, which provide 67% of revenues. To help us understand how you applied the guidance in FASB ASC 280 in identifying your operating and reportable segments, please provide us with the following information:

   - Provide your organization chart which identifies the positions, roles, or functions that report directly to your chief operating decision maker ("CODM") and senior management team;
   - Tell us the title and describe the role of your CODM and each of the individuals who report to the CODM;

- Identify for us each of the operating segments you have determined in accordance with FASB ASC 280;
- Identify and describe the role of each of your segment managers;
- Tell us how often the CODM meets with his/her direct reports, the financial information the CODM reviews to prepare for those meetings, the financial information discussed in those meetings, and who attends those meetings;
- Describe the information regularly provided to the CODM and tell us how frequently it is prepared;
- Describe the information regularly provided to the Board of Directors and tell us how frequently it is prepared;
- Describe the information about the network brands that is provided to the CODM, tell us whether there are managers accountable for the different network brands, and if so, tell us to whom they are accountable;

- Explain how budgets are prepared, who approves the budget at each step of the process, the level of detail discussed at each step, and the level at which the CODM makes changes to the budget;
- Describe the level of detail communicated to the CODM when actual results differ from budgets and who is involved in meetings with the CODM to discuss budget-to-actual variances; and,
- Describe the basis for determining the compensation of the individuals that report to the CODM.

2. Please explain your consideration in reporting revenues for each of your networks pursuant to FASB ASC 280-10-50-40.

3. We note your disclosure that revenues from geographic locations outside the United States were material. Please tell us if revenues from external customers attributed to individual foreign countries are material. If so, those revenues shall be disclosed separately in the notes to the financial statements, in accordance with ASC 280-10-50-41.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376 or Robert S. Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact William Mastrianna, Staff Attorney, at (202) 551-3778 or me at (202) 551-3810 with any other questions.

Sincerely,

Robert S. Littlepage, for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications